

April 15, 2015

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP
4200 West 115th Street
Suite 350
Leawood, Kansas 66211

> **Re: Tallgrass Energy GP, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 2, 2015**
> **File No. 333-202258**

Dear Mr. Dehaemers:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Tallgrass Energy GP, LP Pro Forma Condensed Consolidated Financial Statements, page F-2</u>

1. Explain to us why the pro forma financial statements do not give effect to the issuance of 11.2 million common units by TEP in February 2015, or the acquisition of an additional 33.3% membership interest in Pony Express in March 2015.

2. We note that you added TEGP Class B shares to the equity section of the pro forma consolidated balance sheet. Please explain to us why you have not attributed any value to the Class B shares.

David G. Dehaemers, Jr.
Tallgrass Energy GP, LP
April 15, 2015
Page 2

   You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Lisa Sellars, Staff Accountant, at 202-551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

        Sincerely,

        /s/ Mara L. Ransom

        Mara L. Ransom
        Assistant Director

cc: Mollie Duckworth, Esq.